

Davina Kaonohi · 2nd

 **Element Apothec**

CEO & Co-Founder Element Apothec

Los Angeles, California, United States · 500+ connections ·

Contact info

Experience



CEO and Co-Founder
Element Apothec
Jan 2019 – Present · 1 yr 5 mos
Los Angeles, California

Element Apothec is a new innovative and purpose driven consumer brand focused on CBD-infused wellness and bodycare products which combine the healing powers of nature with the ingenuity of innovation in science. We have a commitment to formulate products that are healthy for your body, inside and out; advocate for higher standards; create social impact; and empower consumers via transparency and education, all while holding ourselves accountable to unparalleled standards of safety and quality.

Board Member
The Miracle Project
Nov 2013 – Present · 6 yrs 7 mos

Consultant - Business Strategy, Operational Strategy, Human Resources, Org. Development
Business Strategy and Operational Consulting
2007 – Present · 13 yrs



Chief Community Officer
Recruiting for Good
May 2019 – Feb 2020 · 10 mos
Los Angeles, California

Our Moms Party / Recruiting for Good is a socially progressive staffing company in Santa Monica, finding talented professionals awesome jobs, since 1998. Companies retain us to find them the best technical talent in Accounting/Finance, Engineering, and Information Technology Marketing, and Sales.   **...see mor**

CEO and Co-Founder
WaveVid
May 2017 – Apr 2019 · 2 yrs

A new social media platform that celebrates social changers, doers, lovers of life and creative life's. We are on a mission to create a new wave of change in social media. To inspire creativity and celebrate individuality. To unite in support and kindness.

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Skills & Endorsements

Strategy · 42

 Endorsed by **Gregg Swanson, PCC, NLP and 2 others who are highly skilled at this**

 Endorsed by **7 of Davina's colleagues at eharmony**

Leadership · 26

 Endorsed by **2 of Davina's colleagues at eharmony**

 Endorsed by **6 people who know Leaders**

Organizational Development · 17

 Endorsed by **2 of Davina's colleagues at eharmony**

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Recommendations

Received (8)   Given (0)



Scott A.
Advisor at TuneCore

January 30, 2008, Davina
worked with Scott in the same
group

"Davina leads by example and many people find her enthus
and dedication both inspiring and motivating. As part of the
senior team at eHarmony, Davina has worked hard to build
authentic relationships with the employees. Her efforts hav
created a happier and more productive team. Davin... **See r**



Steve Hartmann
Head of Integrated
Marketing, Experian
Consumer Services

January 29, 2008, Steve
worked with Davina in different
groups

I had the pleasure of working with Davina for over 3 years a
eHarmony. She is the most complete HR executive I have e
worked with. She helped build the business through strateg
thinking while maintaining a personal and business relation:
with co-workers at all levels.

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